Exhibit 21

Subsidiaries of Registrant

1.	KT Services, Inc.	2.	Key Tronic Juarez, SA de CV
	100% owned subsidiary		100% owned subsidiary
	Incorporated in the State of Washington		Incorporated in Mexico

3.	Key Tronic China LTD	4.	Key Tronic Computer Peripherals (Shanghai) Co. LTD
	100% owned subsidiary		100% owned subsidiary
	Incorporated in the State of Washington		Incorporated in Republic of China

5.	Key Tronic Reynosa, S.A. de CV
100% owned subsidiary
Incorporated in Mexico